December 26, 2018

Gregory J. Iverson
Chief Financial Officer
OVERSTOCK.COM, INC
799 West Coliseum Way
Midvale, Utah 84047

       Re: OVERSTOCK.COM, INC
           Form 10-K For the Fiscal Year ended December 31, 2017
           Filed March 15, 2018
           File No. 000-49799

Dear Mr. Iverson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year ended December 31, 2017

General

1. We note your disclosure on page 37 of your Form 10-K that "tZERO expects to develop a new trading platform for the tZERO Security Tokens it plans to issue in connection with its security token offering and for use by other companies that issue tokens treated as securities, but it is only in the preliminary stages of development of the new trading platform," and your disclosure on page 40 that "tZERO is only in the preliminary stages of development of the Token Trading System and may not successfully develop, market and launch any Token Trading System." We also note the disclosure in your Form 10-Q for the period ended June 30, 2018 that "tZERO has recently entered into a joint venture with
      BOX Digital Market LLC to develop a national securities exchange with regulatory approvals that would enable the exchange to trade security tokens." As of your most recent Form 10-Q for the period ended September 30, 2018, it appeared that the trading platform for tZERO Security Tokens, any token trading system, and the national securities
 Gregory J. Iverson
OVERSTOCK.COM, INC
December 26, 2018
Page 2
         exchange for tokens were in the preliminary stages of development. However, in your
         Form 8-K filed December 17, your letter to shareholders indicates that "you are wrapping up development of the security token trading platform in the next couple of weeks, and, subject to finalizing regulatory review, plan to unveil it to the world early in the new year." Please tell us the status of any token trading platform or system, including a detailed discussion of the platform's stage of development, any required regulatory approvals or registrations and clarify the date(s) by which you expect any platforms to be operational and for what purpose(s). Please do the same with respect to your plans for the national securities exchange to trade security tokens.
Note 2. Accounting Policies
Noncontrolling interests, page 110

2. We note that tZERO launched a security token offering of the right to acquire, if issued in the future, tZERO Preferred Equity Tokens through a Simple Agreement for Future
         Equity ("SAFE"). Please tell us how you determined that the SAFE qualified as an equity classified financial instrument presented within noncontrolling interest. Also tell us and disclose in future filings the pertinent rights and privileges of the SAFE and, if known,
         Preferred Equity Tokens and how you determine the profit or loss attributable to the noncontrolling interest. See ASC 505-10-50-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Andrew Blume, Staff
Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-
2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameGregory J. Iverson                          Sincerely,
Comapany NameOVERSTOCK.COM, INC
                                                              Division of
Corporation Finance
December 26, 2018 Page 2                                      Office of
Consumer Products
FirstName LastName